UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

(Amendment No.     )*

MICRONETICS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

595125105

(CUSIP Number)

Gerald M. Haines II

Senior Vice President, Corporate Development, Chief Legal Officer, and Secretary

Mercury Computer Systems, Inc.

201 Riverneck Road

Chelmsford, Massachusetts 01824

(978) 256-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595125105

(1)	NAMES OF REPORTING PERSONS. Mercury Computer Systems, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER -0-
	(8)	SHARED VOTING POWER 915,975*
	(9)	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,975*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20%**
(14)	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Mercury Computer Systems, Inc. (“Mercury”), may be deemed to have beneficial ownership as a result of Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) entered into by and between Mercury and each of Micronetics’ Chief Executive Officer, President, and Chief Financial Officer, each of Micronetics’ directors and one holder of approximately 12.5% of the outstanding shares of Micronetics common stock, and the irrevocable proxies associated therewith, with respect to 915,975 shares of Micronetics’ common stock. The filing of this Schedule 13D shall not be construed as an admission that Mercury is, for purposes of Section 13(d) of the Act, or for any other purpose, the beneficial owner of any such shares of Micronetics, Inc., and such beneficial ownership is expressly disclaimed.
**	Based upon 4,575,663 shares of common stock of Micronetics, Inc. outstanding as of June 8, 2012 as represented by Micronetics, Inc. in the Merger Agreement (defined below).

CUSIP No. 595125105

Item 1. Security and Issuer.

This statement relates to shares of common stock of Micronetics, Inc. (“Micronetics”), par value $.01 per share. The address and principal executive office of Micronetics is 26 Hampshire Drive, Hudson, New Hampshire 03051.

Item 2. Identity and Background.

(a)-(c) and (f): The name of the person filing this statement is Mercury Computer Systems, Inc., a Massachusetts corporation (“Mercury”). The principal executive offices of Mercury are located at 201 Riverneck Road, Chelmsford, Massachusetts 01824. Mercury designs, manufactures and markets commercially-developed, high-performance embedded, real-time digital signal and image processing sub-systems and software for specialized defense and commercial computing markets. Mercury’s solutions play a critical role in a wide range of applications, transforming sensor data to information for analysis and interpretation. In military reconnaissance and surveillance platforms, Mercury’s sub-systems process real-time radar, video, sonar and signals intelligence data. Mercury provides microwave products for enhanced communications capabilities in military and commercial applications.

Pursuant to Rule 13d-4 of the Act, Mercury expressly declares that the filing of this Schedule 13D shall not be construed as an admission that any person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Attached hereto as Schedule I, and incorporated herein by reference, is additional information required by this Item 2(a)-(c) and (f) with respect to each executive officer and director of Mercury as of the date hereof.

(d) During the last five years, neither Mercury, nor to the best knowledge of Mercury, has any of the persons listed on Schedule I, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Mercury, nor to the best knowledge of Mercury, has any of the persons listed on Schedule I, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 8, 2012, Micronetics, Mercury and Wildcat Merger Sub Inc. (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, and subject to the conditions thereof, (i) Mercury will acquire all of the outstanding shares of Micronetics common stock for $14.80 per share in cash, without interest, and (ii) Merger Sub will be merged with and into Micronetics with Micronetics continuing as the surviving corporation and a wholly owned subsidiary of Mercury (the “Merger”). The anticipated aggregate amount of funds required by Mercury to consummate the Merger is approximately $73.1 million taking into account the purchase of all outstanding shares of Micronetics common stock, payments to holders of vested options and payments of related transaction fees and expenses.

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Mercury and Merger Sub to enter into the Merger Agreement, each of Micronetics’ Chief Executive Officer, President, and Chief Financial Officer, each of Micronetics’ directors and one holder of approximately 12.5% of the outstanding shares of Micronetics common stock have entered into a voting agreement (each a “Voting Agreement” and collectively the “Voting Agreements”) covering a total of 915,975 shares of Micronetics common stock legally or beneficially held by such signatories. Under the Voting Agreements, each signatory has agreed to vote his or her shares in favor of the Merger and against any proposal made in opposition to or in competition with the Merger. The Voting Agreements provide that they will terminate upon the earlier of the effective time of the Merger and any termination of the Merger Agreement.

Neither Mercury nor Merger Sub paid any additional consideration to the signatories of the Voting Agreements (or their respective affiliates) to induce such signatories to entire into the Voting Agreements.

The foregoing description of the Merger Agreement and the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the form of Voting Agreement, copies of which are filed as Exhibits hereto.

Item 4. Purpose of Transaction.

(a)-(b)

The information contained in Item 3 is incorporated herein by reference.

The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement. Pursuant to the terms of the Voting Agreements, the signatories thereto have agreed, amount other things, to vote (i) in favor of the Merger and the Merger Agreement, (ii) against (1) any acquisition proposal, (2) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Micronetics under the Merger Agreement, and (3) against any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Mercury’s, Micronetics’ or Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of Micronetics (including any amendments to Micronetics’ certificate of incorporation or Bylaws).

During the term of the Voting Agreements, each signatory thereto has also granted an irrevocable proxy appointing Mercury or any designee of Mercury to vote each signatory’s shares of Micronetics’ common stock with respect to the matters described in clauses (i), (ii) and (iii) of the preceding paragraph.

(c)

Not applicable.

(d)

Under the Merger Agreement, the directors of Merger Sub immediately prior to the effective time of the Merger will become the initial directors of the surviving corporation following the Merger. Certain of Micronetics’ officers will continue to be officers of the surviving corporation following the Merger, together with certain officers of Mercury.

(e)-(f)

Pursuant to the Merger Agreement, during the period from the date of Merger Agreement until the effective time of the Merger, Micronetics is required to request approval from Mercury before undertaking a variety of actions, including, without limitation, (i) merge or consolidate with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Micronetics or any of its subsidiaries, (ii) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of Micronetics’ equity interests, (iii) accelerate the vesting of any Micronetics options, (iv) declare, set aside, make or pay any dividend or other distribution, (v) make any changes in accounting policies or procedures, other than as required by GAAP, or (vi) make certain expenditures.

Upon consummation of the Merger, Micronetics will become a wholly owned subsidiary of Mercury.

(g)

Upon the completion of the Merger, the amended and restated certificate of incorporation of Micronetics, as amended, shall be further amended to be the certificate of incorporation of the surviving corporation, and the amended and restated bylaws of Micronetics will be further amended to become the bylaws of the surviving corporation.

(h)-(i)

Following the Merger, Micronetics’ common stock will be delisted from The NASDAQ Capital Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)

Other than as described above, Mercury currently has no plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)-(j) of this Section 13D (although Mercury reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a)-(b)

The following disclosure assumes that, as of June 8, 2012, as represented by Micronetics in the Merger Agreement, there were 4,575,663 shares of Micronetics common stock issued and outstanding.

By virtue of the Voting Agreements, Mercury may be deemed to share with the signatories of the Voting Agreements the power to vote such signatories’ shares solely with respect to those matters described in the Voting Agreements. As of June 8, 2012, there were an aggregate of 915,975 shares of Micronetics common stock that were owned by the signatories to the Voting Agreements, representing approximately 20% of Micronetics’ outstanding common stock. Except as described in Item 4 of this Schedule 13D, Mercury is not entitled to any rights as a stockholder of Micronetics in respect of the shares held by the signatories to the Voting Agreements.

(c)

To the knowledge of Mercury, no transaction in Micronetics’ shares of common stock has been effected during the past 60 days by Mercury or any person set forth on Schedule I.

(d)

To the knowledge of Mercury, no other person has the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the shares of Micronetics’ common stock.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this statement and the exhibits to this statement are hereby incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

EXHIBIT INDEX

Description

Exhibit 2.1	Agreement and Plan of Merger among Mercury, Merger Sub Inc., and Micronetics, dated as of June 8, 2012 (incorporated by reference to Exhibit 2.1 to Micronetics’ Current Report on Form 8-K filed with the Securities Exchange Commission on June 12, 2012 (File No. 000-17966)).

Exhibit 2.2	Form of Voting Agreement, dated as of June 8, 2012, by and between Mercury and each of the directors, executive officers and a certain stockholder of Micronetics (incorporated by reference to Exhibit 2.2 to Micronetics’ Current Report on Form 8-K filed with the Securities Exchange Commission on June 12, 2012 (File No. 000-17966)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2012

MERCURY COMPUTER SYSTEMS, INC.

By:	/s/ Gerald M. Haines II

Name:	Gerald M. Haines II
Title: Senior Vice President, Corporate Development, Chief Legal Officer, and Secretary

SCHEDULE I

Directors and Executive Officers1 of Mercury Computer Systems, Inc.

This Schedule I sets forth the names and current principal occupations or employment of each of the directors and executive officers of Mercury. Unless otherwise noted, the business address for each person is c/o Mercury Computer Systems, Inc., 201 Riverneck Road, Chelmsford, Massachusetts 01824. All of the persons listed below are citizens of the United States of America.

Board of Directors

Name	Present Principal Occupation or Employment
James K. Bass	Retired Chief Executive Officer of Piper Aircraft, Inc.
George W. Chamillard	Retired Chairman of the Board of Directors of Teradyne, Inc.
Michael A. Daniels	Former Chairman of the Board of Mobile 365, Inc.
George K. Muellner	Retired President of Advanced Systems for the Integrated Defense Systems business unit of The Boeing Company
William K. O’Brien	Retired Executive Chairman at Enterasys Networks
Lee C. Steele	Financial Leadership Partner at Tatum LLC
Vincent Vitto	Retired President and CEO of The Charles Stark Draper Laboratory, Inc.

Executive Officers

Name	Present Principal Occupation or Employment
Mark Aslett	President, Chief Executive Officer and Director
Kevin M. Bisson	Senior Vice President, Chief Financial Officer, and Treasurer
Gerald M. Haines II	Senior Vice President, Corporate Development, Chief Legal Officer, and Secretary
Charles A. Speicher	Vice President, Controller, and Chief Accounting Officer
Didier M.C. Thibaud	President, Advanced Computing Solutions

[1]	The persons listed are Mercury’s statutory officers for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.